UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission file number: 001-42466

3 E NETWORK TECHNOLOGY GROUP LIMITED

(Exact name of registrant as specified in its charter)

No.118 Connaught Road West, 3003-2

Hong Kong, China, 999077

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Entry into a Material Definitive Agreement

On or about February 11, 2026, 3 E Network Technology Group Limited (the “Company”) entered into a securities purchase agreement (the “ELOC Purchase Agreement”) with an institutional investor (the “Investor”), pursuant to which the Company has the right, but not the obligation, to issue and sell, from time to time, Class A ordinary shares of the Company to the Investor for aggregate gross proceeds of up to US$20 million, representing an equity line of credit facility (the “ELOC”).

Pursuant to the ELOC Purchase Agreement, the Company may, at its discretion, deliver one or more purchase notices to the Investor from time to time, requiring the Investor to purchase a specified number of ordinary shares, subject to the satisfaction of customary conditions precedent set forth in the ELOC Purchase Agreement, including an effective resale registration statement registering the Investor’s resale of the shares. The purchase price for any ordinary shares sold under the ELOC will be determined in accordance with the pricing provisions set forth in the ELOC Purchase Agreement, which are based on the market price of the Company’s ordinary shares during the applicable measurement period.

The ELOC provides the Company with flexible access to capital over the 24-month term of the facility. Proceeds from any sales of ordinary shares under the ELOC may be used by the Company for general corporate purposes, including working capital, project development, production financing, and other strategic initiatives.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

Exhibit Index

Exhibit No.	Description
10.1	Form of ELOC Purchase Agreement
99.1	Press Release

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3 E Network Technology Group Limited

By:	/s/ Tingjun Yang
Name:	Tingjun Yang
Title:	Chief Executive Officer, Director

Date: February 13, 2026

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